

Mail Stop 4720

January 3, 2017

Via E-mail
Robert E. Balletto
President and Chief Executive Officer
Georgetown Bancorp, Inc.
2 East Main Street
Georgetown, MA 01833

>   **Re: Georgetown Bancorp, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed November 17, 2016**
>   **File No. 001-35595**

Dear Mr. Balletto:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Christian Windsor
>
>   Christian Windsor
>   Special Counsel